Exhibit 99.1

Locafy Granted Continued Listing on Nasdaq

Locafy Believes it has Regained Compliance with Nasdaq’s Stockholders’ Equity Requirement

Company Granted Exception to Nasdaq Listing Rule Subject to Certain Conditions

PERTH, Australia – August 28, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), received a letter (the “Letter”) on August 24, 2023, from The Nasdaq Hearings Panel (“Panel”) informing the Company that it had been granted an exception to Nasdaq Listing Rule 5550(b)(1) regarding the minimum stockholders’ equity required for continued listing on Nasdaq (the “Stockholders’ Equity Requirement”) until October 31, 2023, subject to certain conditions.

Locafy believes that it has regained compliance with the Stockholders’ Equity Requirement due to a series of initiatives, including cost-cutting measures and capital allocation prioritization efforts. In addition, the Company is encouraged by promising indications from the recently announced Keystone SEO technology agreement with a U.S.-based media publisher, following highly successful in-market trials. Several subscription deals have recently been signed with the publisher’s end customers after an initial launch of the product to market.

Locafy presented its appeal to the Panel on August 17, 2023. As part of the hearing, the Company presented to the Panel that it has already regained compliance with the Stockholders’ Equity Requirement as of June 30, 2023, and that it expects to maintain compliance over the course of the next year. The exception granted by the Panel in the Letter is subject to certain conditions, including that the Company file an annual report on Form 20-F for the year ended June 30, 2023, by October 31, 2023, demonstrating compliance with the Stockholders’ Equity Requirement.

The Panel reserves the right to reconsider the terms of the conditional exception granted based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s ordinary shares on Nasdaq inadvisable or unwarranted. In addition, the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the Letter and modify, reverse, dismiss or remand the decision of the Panel.

For more information, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com